SCHEDULE 13D
CUSIP No. 190345 10 8	Page 1 of 3 Pages

EXHIBIT 3

The Ravenswood Investment Company, L.P. 104 Gloucester Road Massapequa, New York 11758 212-986-4800

March 23, 2007

VIA FACSIMILE and UPS NEXT DAY AIR

Mr. Thomas R. McGuire Chairman and Chief Executive Officer The Coast Distribution System, Inc. 350 Woodview Avenue Morgan Hill, California 95037

Dear Tim:

               The Ravenswood Investment Company, L.P. and other companies with which I am affiliated hold 312,500 shares of Common Stock, or 7.0% of the number of outstanding shares, of The Coast Distribution System, Inc. ("Coast" or "our company").  Accordingly, we are substantial shareholders of Coast.

               In the past we have been supportive of management and we continue to be supportive of the manner in which management has been running our Company.  For example, in June 2006, when Bell Industries Inc. made a low-ball offer for the Company, we wrote to you, and publicly filed our letter on our Schedule 13D, in support of the Board of Directors' rejection of the bid.  In addition, we are appreciative of the past opportunities we had to meet and speak with management about our Company's progress and look forward to future meetings and conversations.

               However, we are now becoming concerned about two matters that we have previously raised with you which have not been addressed.  We would like to see action taken to address these items prior to the stockholders meeting which, on the basis of prior years, we anticipate will occur in August 2007.  They are:

1.	the Company should solicit from its larger, long-term stockholders a recommendation of a candidate for an independent Director; and
2.	the Company should have at least one conference call each year at which all interested stockholders would be invited to participate.

               We raised both of these items on our conference call on February 16, 2007 and we are surprised and disappointed we never heard that any action was taken on either one. On that call, you stated you would discuss these items at the next Board of Directors meeting (which we understand has already occurred).  In addition, I left you a voicemail message on March 2, 2007 again raising these matters and have not heard back from you.

               A Director recommended by stockholders who have an interest in owning shares of Coast on a long-term basis would bring the viewpoint of outside investors to the Board of Directors.  In fact, the CFA Institute Centre for Financial Market Integrity has put out a position statement outlining the advantages of investor representation on Boards of Directors and I have enclosed a copy for you [1].  Furthermore, it appears that, outside of yourself, most of the ownership of shares by current Directors came through the exercising of options, not through shares that they purchased. A Director who either owned a substantial number of shares or was recommended by such a stockholder would bring the perspective of an owner which may be different from a Director who is not a substantial stockholder. This perspective may include new and varying thoughts on capital allocation and how to enhance shareholder value, improve communication with owners and strengthen Corporate Governance.  We believe that a Director recommended by one or more large holders would further align the interests of the Board of Directors with its long-term stockholders.

[1] You can find the CFA Institute Centre for Financial Market Integrity's position statement on many corporate governance issues online at http://www.cfainstitute.org./centre/about/pdfd/What_We_Stand_For.pdf

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 2 of 3 Pages

              We also believe that a conference call open to all stockholders would enhance the corporate communications of our Company with its stockholders.  Further, the discipline of regularly scheduled conference calls would improve our Company's regular dissemination of information and give all stockholders the opportunity to hear from and correspond with management about our Company's strategy, performance and execution among other things.

              Tim, I look forward to hearing from you and the rest of the Board of Directors on these items in the time frame set forth above.  As always, please feel free to contact me to discuss these matters at any time.

Sincerely,
/s/ Robert E. Robotti
Robert E. Robotti
Managing Member of Ravenswood Management Company, L.L.C., General Partner of
The Ravenswood Investment Company, L.P.

cc:	Sandra A. Knell Executive VP, Chief Financial Officer, and Corporate Secretary
John W. Casey
Leonard P. Danna
Ben A. Frydman
Robert S. Throop

encl.

SCHEDULE 13D
CUSIP No. 190345 10 8	Page 3 of 3 Pages

1.	To better represent investors, public company boards should have more investor advocates, financial experts, and investment professionals serving directors.

Investor interests must be represented in the boardroom. This should be a basic, unquestioned principle of good corporate governance. But just who is looking out for the interests of investors? By and large, it isn't investors themselves. In 2003, CFA Institute examined the composition of the boards of 338 of the largest public companies in seven major financial markets of the world. We found only 11% of the 4,500 directorships were filled by people who were identified as private investors, institutional investors, or affiliated with an investment firm. Worldwide, 35% of the companies did not have even one director who fit this description.

Typically, companies fill their boards with each others' CEOs, CFOs and COOs. The problem is that corporate executives tend to think alike — and not necessarily from the perspective of the investor.

On the other hand, fund managers, investment advisors, and private wealth managers are professionally trained and duty bound to look out for investing clients' interests. They have spent their professional lives as investor advocates and advisors, working directly for and being compensated by the very constituents that directors are elected to represent.

Another characteristic in high demand in boardrooms is financial expertise. To boost that expertise, companies have been seeking to add CFOs, accountants, and auditors to their boards. These types of professionals obviously are well versed in preparing financial statements. However, investor interests are more closely aligned with those of investment professionals who read, dissect, and use financial statements in the course of making investment decisions for their clients.

SUBJECT EXPERTS

Kurt Schacht, JD, CFA
Rebecca McNally, PhD, CFA
James C. Allen, CFA
Linda Rittenhouse, JD

Source: CFA CENTRE FOR FINANCIAL MARKET INTEGRITY